SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          DYNAMIC MATERIALS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    267888105
                                 (CUSIP Number)

                                 Michel Philippe
                  La Societe Nationale des Poudres et Explosifs
                                12, Quai Henri IV
                          75181 Paris Cedex 04, France
                               011-33-1-4804-6554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                                 (212) 424-8000

                                December 22, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

--------------------------------------------------------------------------------
CUSIP No.    267888105                13D                  Page  2  of  7  Pages
          ---------------                                       ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SNPE, Inc.
     IRS Employer Identification No. 22-2651646
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                         Not applicable.   (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                              [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE, Inc. is a Delaware corporation.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8        SHARED VOTING POWER

     OWNED BY                           406,400
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               406,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.    267888105                13D                  Page  3  of  7  Pages
          ---------------                                       ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SOFIGEXI
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                         Not applicable.   (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                              [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SOFIGEXI is a French corporation.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8        SHARED VOTING POWER

     OWNED BY                           406,400
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               406,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No.    267888105                13D                  Page  4  of  7  Pages
          ---------------                                       ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SNPE
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                         Not applicable.   (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE is a French corporation wholly owned by the government of France.
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

     SHARES                             0
                               -------------------------------------------------
     BENEFICIALLY              8        SHARED VOTING POWER

     OWNED BY                           406,400
                               -------------------------------------------------
     EACH                      9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
     PERSON                    10       SHARED DISPOSITIVE POWER

     WITH                               406,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

     This initial Schedule 13D relates to the Common Stock, $.05 par value (the "DMC Common Stock"), of Dynamic Materials Corporation, a Delaware corporation, (the "Issuer"). The address of the principal executive offices of the Issuer is 551 Aspen Ridge Drive, Lafayette, Colorado 80026.

Item 2.   Identity and Background

     (a), (b) and (c) This statement is being filed by SNPE, Inc., a Delaware corporation, with principal business and offices located at 5 Vaughn Drive, Suite 111, Princeton, NJ 08540, SOFIGEXI, a corporation formed under the laws of France, with principal business and offices located at 12, Quai Henri IV, 75004 Paris, France and by SNPE, a corporation wholly owned by the government of France, with principal business and offices located at 12, Quai Henri IV, 75181 Paris Cedex 04, France. SNPE, Inc. is a wholly-owned subsidiary of SOFIGEXI, and SOFIGEXI is a wholly-owned subsidiary of SNPE. Any further references to SNPE in this Schedule 13D will include SNPE, Inc. and SOFIGEXI unless the context indicates otherwise.

     A list of the names, including business addresses and present principal occupation of the directors and executive officers of each of SNPE, Inc., SOFIGEXI and SNPE is attached hereto as Exhibit A.

     (d) During the last five years SNPE has not been, and to the best knowledge of SNPE none of the persons whose names are set forth in Exhibit A have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years SNPE has not been, and to the best knowledge of SNPE none of the persons whose names are set forth in Exhibit A were, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of SNPE, Stephen D. Kramer and Dan M. Slick are citizens of the United States of America, and all of the other persons whose names are set forth in Exhibit A are citizens of France.

Item 3.   Source and Amount of Funds or Other Consideration

     The acquisition of DMC Common Stock by SNPE was financed with working capital.

Item 4.   Purpose of Transaction

     SNPE has recently  reentered into  discussions  with the Issuer to consider
(1) possible ways in which they might combine the explosive bonding business of SNPE with that of the Issuer and (2) the possibility of strengthening the Issuer's balance sheet by subscribing for newly issued DMC Common Stock in an amount and upon conditions to be mutually agreed, including, without limitation, the possible rescission of the Rights Agreement dated as of January 8, 1999 between the Issuer and Harris Trust and Savings Bank or the redemption of any rights issued thereunder.

Item 5.   Interest in Securities of the Issuer

     (a) SNPE beneficially owns 406,400 shares of DMC Common Stock. This position represents 14.37% of the 2,828,577 shares of DMC Common Stock outstanding.

     (b) SNPE has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of 406,400 shares of DMC Common Stock.

     (c) On December 22, 1999 SNPE, Inc. acquired 406,400 shares of DMC Common Stock from Nobel Explosifs France, another wholly-owned subsidiary of SNPE, at a price of $1.44 per share, in a transaction executed for internal accounting purposes.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     SNPE has no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; or (2) the acquisition of control of the Issuer, liquidation, sale of assets, merger or any change in business or corporate structure or any other matter as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 30, 1999

                             SNPE, INC.


                             By:      /s/  Bernard Fontana
                             Bernard Fontana
                             Chairman of the Board and Chief Executive Officer



                             SOFIGEXI


                             By:      /s/  Michel Philippe
                                      Michel Philippe
                                      Chairman


                             SNPE


                             By:      /s/  Michel Philippe
                                      Michel Philippe
                                      Vice President and CFO

                                    Exhibit A

The following table sets forth information concerning the directors and executive officers of SNPE:

             Name                                        Occupation                               Business Address

Jean Paul Bechat                Chairman of the Board and Chief Executive Officer,                      (i)
                                SNECMA

Pierre Betin                    General Manager, SNECMA                                                 (i)

Jean Pierre Comte               Staff Representative, SNPE                                              (i)

Philippe Coq                    Representative, Ministry of Defense                                     (i)

Charles Cornuau                 Staff Representative, SNPE                                              (i)

Philippe Demarescaux            Executive Vice-President, Rhone-Poulenc                                 (i)

Alain Diot                      Staff Representative, SNPE                                              (i)

Daniel Doyen                    Senior Vice-President Defense and Space, SNPE                           (i)

Jean Pierre Dubreuil            Representative, Ministry of Economy                                     (i)

Jean Faure                      Chairman of the Board and Chief Executive Officer,                      (i)
                                SNPE

Gisele Herve                    Staff Representative, SNPE                                              (i)

Jacky Heude                     Shareholders' Representative, SNPE                                      (i)

Pierre Joly                     Chairman of the Board, Foundation for Medical Research                  (i)

Jacques Loppion                 Chairman of the Board, GIAT Industries                                  (i)

Joseph Mailloux                 Representative, Ministry of Defense                                     (i)

Michel Nicolas                  Vice-President Industrial Affairs, SNPE                                 (i)

Alain Pesson                    Representative, Ministry of Industry                                    (i)

Alain Philippe                  Staff Representative, SNPE                                              (i)

Michel Philippe                 Vice President and CFO, SNPE                                            (i)

Bernard Riviere                 Vice President and CEO, SNPE                                            (i)

Gilbert Venet                   Representative, Ministry of Economy                                     (i)

Carol Waligorski                Staff Representative, SNPE                                              (i)



                                      - i -









The following table sets forth information concerning the directors and executive officers of SOFIGEXI:

             Name                                         Occupation                                Business Address

Yves Charvin                     Director for Corporate Development and Legal                             (ii)
                                 Department, SNPE

Michel Nicolas                   Industrial Director, SNPE                                                (i)

Michel Philippe                  Chairman, SOFIGEXI, and Vice President and CFO,                          (i)
                                 SNPE

Bernard Riviere                  Vice President and CEO, SNPE                                             (i)




The following table sets forth information concerning the directors and executive officers of SNPE, Inc.:

             Name                                         Occupation                                Business Address

Yves Charvin                     Director of Corporate Development and Legal                              (ii)
                                 Department, SNPE

Bernard Fontana                  Chairman and CEO, SNPE, Inc.                                            (iii)

Stephen D.  Kramer               Secretary of the Board, SNPE, Inc., and Lawyer, Pavia                    (iv)
                                 & Harcourt

Michel Philippe                  Vice President and CFO, SNPE                                             (i)

Bernard Riviere                  Vice President and CEO, SNPE                                             (i)

Dan M.  Slick                    Vice President and COO, SNPE, Inc.                                       (v)




----------------------
(i)  Business address is SNPE 12, Quai Henri IV, 75181 Paris Cedex 04, France.
(ii) Business address is 12, Quai Henri IV, 75004, Paris, France.
(iii)Business address is 5 Vaughn Drive, Suite 111, Princeton, NJ 08540.
(iv) Business  address is Pavia & Harcourt,  600 Madison  Avenue,  New York,  NY
     10022.
(v) Business address is SNPE North America, LLC, 5 Vaughn Drive, Suite 111, Princeton, NJ 08540.




                                     - ii -